UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 11, 2019

SIGMATA ELECTRONICS, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

81-1253192

(I.R.S. Employer Identification No.)

640 Douglas Avenue,

Dunedin, Florida 34698

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (727) 424-3277

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Note: “We,” “the Company,” “Sigmata Electronics,” and “Sigmata” refer to Sigmata Electronics, Inc.

Item 6. Changes in Control of Issuer

On December 11, 2019, Jeffrey DeNunzio and Paul Moody, who are now formerly the largest controlling shareholders of Sigmata Electronics, Inc., collectively, consummated a sale of 46,500,000 shares of our restricted common stock to Lykato Group, LLC, an accredited investor, for an aggregate purchase price of two hundred and five thousand dollars ($205,000). Subsequent to the execution of the share purchase transaction, Lykato Group, LLC owned, and currently owns, approximately 97.15% interest of the issued and outstanding shares of our common stock. Lykato Group, LLC is now the largest controlling shareholder of Sigmata Electronics, Inc.

Lykato Group, LLC is owned and controlled by its managing member, James Xilas.

Item 7. Departure and or Appointment of Certain Officers or Directors

On December 11, 2019, Mr. Paul Moody resigned as our Chief Executive Officer, President and Director, such resignations are to be effective ten days after the filing and mailing of an Information Statement.

On December 11, 2019, Mr. Jeffrey DeNunzio resigned as our Chief Financial Officer, Chief Accounting Officer and Director, such resignations are to be effective ten days after the filing and mailing of an Information Statement.

On December 11, 2019, Mr. James Xilas was appointed as Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, President and Director, and is to hold such offices ten days after the filing and mailing of an Information Statement.

Mr. James Xilas, Age 58, Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director

Background of Mr. James Xilas:

Mr. Xilas graduated from West Virginia University in 1989 with a Bachelor of Arts with a concentration in mathematics and sciences. Mr. Xilas was also a member of the Golden Key National Honor Society and a Sphinx Senior Honorary. Beginning in 2002, Mr. Xilas has been an investor in the securities markets, including various micro and small cap companies. From May 2004 to December 2006, Mr. Xilas owned and operated a small boutique broker-dealer in Florida and Pennsylvania, Salix Capital Securities Corp., where he held the Series 4, 7, 24, 27, and 63 securities licenses. Since 2014, James Xilas has been an investor in currencies and cryptocurrencies. In September 2018, Mr. Xilas began an affiliation with Epic Corporation, a Colorado corporation, as an officer and director. During Mr. Xilas’ tenure, the office was moved to Florida where Mr. Xilas was responsible for determining and implementing strategies. In February of 2019, Mr. Xilas resigned his positions from Epic Corporation. As of October 21, 2019 and through the current date, Mr. Xilas is the controlling shareholder and also sole Officer and Director of Fast Lane Holdings, Inc.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which any of our officers or directors are a party in connection with their appointments at Sigmata Electronics, Inc.

Exhibits:

Exhibit Type	Description (Name)

EX1U-6	Share Purchase Agreement (1)

____________________

(1)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMATA ELECTRONICS, INC.

Date: December 13, 2019	By:	/s/ Paul Moody
Paul Moody
Chief Executive Officer